SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                           Supertel Hospitality, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    868524109
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             421,600

6)    Shared Voting Power           0

7)    Sole Dispositive Power        421,600

8)    Shared Dispositive Power      0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   421,600

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)   Percent of Class Represented by Amount in Row 9.      8.71%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )


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SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    Supertel Hospitality, Inc.

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 421,600 shares of common stock representing 8.71% of the total outstanding (4840000). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny


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                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security: sppr (Supertel Hospitality, Inc.)
Price:  9.000

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
16715360   Omaha Construction Industry P/P         48,000       613,340.00        432,000.00    -181,340.00
30213585   Antolak, Stanley IRA                     1,000        13,420.71          9,000.00      -4,420.71
38374565   Sorensen, Mark B. MD SEP/IRA             1,000        13,292.27          9,000.00      -4,292.27
40000084   Midwest Laboratories, Inc., P/S          5,200        60,708.48         46,800.00     -13,908.48
40000098   Midwest Laboratories, Inc. P/P           4,700        55,208.15         42,300.00     -12,908.15
40616954   Behlen Mfg. Co. 401K Thrift Plan &       9,400       102,051.42         84,600.00     -17,451.42
           Trust
40617270   Berens & Tate PC 401K                    2,000        22,729.74         18,000.00      -4,729.74
41315281   City of Holdrege P/P                       600         5,355.30          5,400.00          44.70
41321475   City of Gering Police Officers P/P         800         8,132.91          7,200.00        -932.91
           (Aggressive Growth)
41321630   Cliffs Notes Inc. MP P/P                 1,200        10,685.42         10,800.00         114.58
44440003   Vishay Intertech Master Trust - KPM -   16,000       141,984.00        144,000.00       2,016.00
           Hourly P/P of Sprague Elec.
44541281   IBEW Local No. 22-NECA Pension Plan      8,100        88,448.40         72,900.00     -15,548.40
44543954   Painters Local #109 Pension Fund         3,700        32,815.56         33,300.00         484.44
45971260   Medical Lab Inc. P/S FBO: Dr. Skoog      2,300        20,428.39         20,700.00         271.61
45990904   Fremont Area Medical Center Equity      20,500       243,589.19        184,500.00     -59,089.19
48096200   Smeal Fire Apparatus P/S Equity          3,000        26,625.23         27,000.00         374.77
           Account
48096262   Smeal Manufacturing Company P/S            700         6,932.56          6,300.00        -632.56
           Equity Account
50717721   Bishop Clarkson Memorial Foundation /   34,000       366,188.00        306,000.00     -60,188.00
           Equity
50717735   Bishop Clarkson Memorial Foundation      1,500        16,099.50         13,500.00      -2,599.50
           Scholarship Fund/Equity
51220744   Central States Health & Life of Omaha   28,000       301,606.00        252,000.00     -49,606.00
51315285   Grand Island Police Officers P/P         1,800        21,201.81         16,200.00      -5,001.81
51315290   Grand Island FireFighters P/P Equity     7,800        92,265.96         70,200.00     -22,065.96
51320096   KPM FUNDS, Inc. Equity Portfolio        75,000       798,725.00        675,000.00    -123,725.00
51523232   Custer Public Power District Money       3,400        30,164.84         30,600.00         435.16
           Purchase P/P
52127033   Edwards, Robert & Charlene                 600         5,355.30          5,400.00          44.70
54489579   Jacobsen, Thomas                           700         6,273.79          6,300.00          26.21
54646353   Jacobsen, Peter L. & Ellen G. Trust        400         3,602.15          3,600.00          -2.15
54721700   KPM Equity Partners LP                  18,000       166,492.06        162,000.00      -4,492.06
54948690   Katelman, Lorrie Farris Trust              500         4,471.48          4,500.00          28.52
55451141   Wai, Cecilia Farnily Trust: Lambert Wai  1,500        13,347.24         13,500.00         152.76
           Trustee
55552649   Loseke, Lavonne                          2,300        20,430.89         20,700.00         269.11
55754567   McKinney, Daniel MD                      1,700        15,121.78         15,300.00         178.22
56019915   Mueller-Schluter LP                     10,000        88,542.50         90,000.00       1,457.50
56331992   Farmers Mutual United Insurance Company  1,500        13,347.24         13,500.00         152.76

                                        1


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                        KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security: sppr (Supertel Hospitality, Inc.)
Price:  9.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
56357944  NE Farmers Mutual Reinsurance             800          7,133.09          7,200.00            66.91
          Association
56357977  Nebraska Investment Council - Fund B   86,100      1,000,360.50        774,900.00       -225460.50
          Small Cap
56662468  O'Neal, T. Keith                        2,500         23,243.08         22,500.00          -743.08
57167410  Prebula, Alvin & Stephanie              1,500         13,344.74         13,500.00           155.26
57952513  Shenandoah Memorial Hospital            3,000         26,625.23         27,000.00           374.77
59268105  Hestmark, Virginia W. Trust             2,100         18,670.88         18,900.00           229.12
59688168  Youngstrom, Warren & Jacqueline         3,000         26,625.23         27,000.00           374.77
7764      KPTC: Scottsbluff Police Officers       3,700         32,813.06         33,300.00           486.94
          Pension Plan
7769      KPTC: Scottsbluff FireFighters Pension  2,000         17,763.82         18,000.00           236.18
          Plan                                 --------       -----------       -----------        ---------
                                                421,600      4,595,562.90      3,794 400.00      -801,162.90

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